Exhibit 6.252.2

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ARRIVED ADDENDUM

1. In the event of any conflict between any language in this Arrived Addendum ("Addendum") and the Purchase and Sale Agreement ("Agreement"), this Addendum shall control.

2. Buyer may assign the Agreement to any entity controlled or managed by Buyer without restriction.

3. Buyer shall have seven (7) business days from the last document received to review the Title Documents and HOA Documents (the "Review Period"):

"Title Documents" means the Title Commitment from the designated Title/Escrow Company and legible copies of all recorded instruments and exception documents including the vesting deed referenced in the Title Commitment.

"HOA Documents" means all documents applicable to such restrictive covenants, rules, or policies including, but not limited to (1) CCRs and Amendments; HOA Bylaws; Rules and Regulations/Policies of the HOA and (2) documents regarding the entities that promulgate such restrictive covenants, rules, or policies, colloquially known as the "HOA Resale Package," which includes, but is not limited to, the current year's budget and income/expense statement.

During the Review Period, Buyer may terminate the Agreement by providing written notice (including electronic written notice) to Seller and upon such termination, the earnest money shall be returned to Buyer, without demand or Seller's consent.

4. Seller shall, upon mutual execution and delivery of this Agreement, provide Buyer with the name and contact information of the HOA, if any. Seller is responsible for all costs to obtain and deliver the HOA Documents to Buyer.

5. Seller, at Seller's expense, shall keep the utilities in service until closing.

6. The closing date shall be on any Tuesday, Wednesday, or Thursday that is not a federal holiday. In the event the Agreement conflicts with this provision, the closing date shall be the next day meeting this requirement, and if any other provision of the Agreement is calculated relative to the closing date, it shall be adjusted accordingly.

7. Buyer shall use commercially reasonable efforts to secure binding flood and hazard insurance on the Property prior to closing. For the avoidance of doubt, "binding" insurance is either an accepted contract for insurance or an offer for insurance capable of acceptance by Buyer that cannot be revoked prior to closing. The inability of Buyer to secure binding flood and hazard insurance despite using commercially reasonable efforts constitutes a force majeure event.

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8. If any party to the Agreement possesses rights to works relating to the listing of the Property (e.g., listing photos), such party grants Buyer a royalty-free irrevocable license to use such works in the regular and established course of business of Arrived Holdings, Inc. and its related companies (e.g., use on arrived.com).

9. Seller shall, upon mutual execution and delivery of this Agreement, notify Buyer which, if any, of the items below are found in the Property:

- Septic System
- Well
- Security System
- Natural Gas
- Liquid Propane
- Sprinkler System
- Heating Oil Tank (above or below ground)

For the avoidance of doubt, if the Agreement imposes other disclosure requirements on Seller, this paragraph shall supplement, not replace those other requirements.

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